Exhibit 21.1

List of Subsidiaries

Subsidiaries	Place of Incorporation	Ownership Percentage
Xiaotai Investment Hong Kong Limited	Hong Kong	100%
Hangzhou Ruiran Technology Co., Ltd	Hangzhou, China	100%

Affiliated Entities
Hangzhou Yingran Technology Co., Ltd.	Hangzhou, China	VIE
Zhejiang Xiaotai Technology Co., Ltd	Zhejiang, China	VIE